

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 5, 2009

Mr. Joseph A. Geraci, II
 Chief Financial Officer
POKER MAGIC, INC.
130 West Lake Street, Suite 300
Wayzata, Minnesota 55391

> **Re: Poker Magic, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 0-53045**

Dear Mr. Geraci:

        We have completed our review of your Form 10-K and have no further comments at this time.

                                        Sincerely,

                                        David R. Humphrey
                                        Branch Chief